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SECU 15027828 ISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2015
17 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29504

*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-14 AND ENDING 09-30-15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Templeton Financial Services Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.

(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Templeton Financial Services Corp., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 12 day of November 2015 by Sabatino Elaine Jennings proved to me on the basis of satisfactory evidence to be the person who appeared before me.

LINDA LE
COMM. # 2085380
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. NOV. 6, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Franklin Templeton Financial Services Corp.

Report on Audit of Statement of Financial Condition

September 30, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin Templeton Financial Services Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Franklin Templeton Financial Services Corp. (the "Company") at September 30, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
November 12, 2015

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2015

Assets		
Cash and cash equivalents	$	835,001
Other		28,134
Total Assets	**$**	**863,135**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	31,203
Due to affiliates		50,709
Total liabilities		81,912
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding		—
Additional paid in capital		5,605,169
Accumulated deficit		(4,823,946)
Total stockholder's equity		781,223
Total Liabilities and Stockholder's Equity	**$**	**863,135**

See Notes to Statement of Financial Condition.

1. **Business**

Nature of Operations
Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker/dealer. The Company is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U. S. broker/dealers, and the Securities Investor Protection Corporation.

The Company operates as an introducing broker/dealer and does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker/dealers on a fully-disclosed basis.

The Company distributes private placements, limited partnerships, and institutional class mutual funds to corporations, pension plans, trusts, and fiduciary clients. The Company also has a services agreement with a third-party investment manager under which the Company provides placement services.

Risks and Uncertainties
Global financial markets experienced volatility during the fiscal year ended September 30, 2015 ("fiscal year 2015") and declined sharply in the fourth fiscal quarter amid worries about the economic slowdown in China and other emerging markets and the impact on global growth.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations that impose restrictions, limitations and registration, reporting and disclosure requirements on, and add complexity to its business and compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") also resulted in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

2. **Significant Accounting Policies**

Basis of Presentation
The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2015, which is the date that the statement of financial condition was issued.

Cash and Cash Equivalents
Cash and cash equivalents include deposits with financial institutions and money market funds sponsored by Franklin, which are readily convertible to cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Income Taxes

The Company is included in the consolidated U.S. federal and combined California state income tax returns for Franklin. The Company also files combined State of New York and New York City income tax returns with other Franklin affiliates.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company and reflected in stockholder's equity. The Company tracks the net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. New Accounting Guidance

There was no new accounting guidance adopted by the Company during fiscal year 2015 and there is no new accounting guidance not yet adopted that impacts the Company's statement of financial condition.

4. Taxes on Income

The components of the net deferred tax asset as of September 30, 2015 were as follows:

	Amount
State net operating loss carry-forward	$ 649,636
Valuation allowance	(649,636)
Total Deferred Tax Assets, Net of Valuation Allowance	**$ —**

At September 30, 2015, there were $7,005,881 in federal net operating loss carry-forwards expiring between 2022 and 2035. The tax impact of these loss carry-forwards of $2,452,058 has been utilized by Franklin. The Company maintains memorandum accounting for its federal net operating loss carry-forwards.

At September 30, 2015, there were $7,001,444 and $3,937,675 in State of New York and New York City net operating loss carry-forwards, respectively, expiring between 2022 and 2035. The tax impact of those loss carry-forwards is $649,636 and is fully offset by a valuation allowance. The Company has not realized the tax benefit of the State of New York and New York City net operating losses due to the uncertainty of realizing such benefit in future years.

At September 30, 2015, the Company had no gross unrecognized tax benefits.

5. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, an adequate accrual has been made as of September 30, 2015 to provide for any probable losses that may arise from such matters for which the Company could reasonably estimate an amount.

6. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amount due to affiliates relate to these transactions.

The parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

7. Net Capital Requirement

FTFS is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, FTFS is required under the basic method to maintain a minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $50,000. In addition, FTFS is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2015, FTFS had net capital of $739,109, which was $689,109 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 0.11 to 1.

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. Therefore, FTFS is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

FTFS claims exemption from SEC Rule 15c3-3 based upon paragraph k(2)(ii) of the Rule.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin Templeton Financial Services Corp.:

We have reviewed Franklin Templeton Financial Services Corp.'s (the "Company") assertions, included in the accompanying Exemption Report Pursuant to Rule 17a-5, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended September 30, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

San Francisco, California
November 12, 2015

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Exemption Report
Franklin Templeton Financial Services Corp.

Franklin Templeton Financial Services Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Franklin Templeton Financial Services Corp.

I, Elaine J. Sabatino, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

November 12, 2015

pwc

Report of Independent Accountants

To the Board of Directors of
Franklin Templeton Financial Services Corp.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Franklin Templeton Financial Services Corp. for the year ended September 30, 2015, which were agreed to by Franklin Templeton Financial Services Corp., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Franklin Templeton Financial Services Corp.'s compliance with the applicable instructions of Form SIPC-7 during the year ended September 30, 2015. Management is responsible for Franklin Templeton Financial Services Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7, with the respective cash disbursement records entries, as follows: Compared the listed assessment payment of $30 on page 1, item 2B, of Form SIPC-7 to check #00000091 from Franklin Templeton Financial Services Corp. to Securities Investor Protection Corp. dated April 24, 2015, noting no exceptions. Additionally, compared the listed assessment balance payment of $29 on page 1, item 2F of Form SIPC-7 to check #00000092 from Franklin Templeton Financial Services Corp. to Securities Investor Protection Corp. dated October 29, 2015, noting no exceptions.

2. Compared the sum of the Total Revenue amounts reported on page 5, line 9 of Form X-17A-5 for the quarter ended December 31, 2014, Form X-17A-5 for the quarter ended March 31, 2015, Form X-17A-5 for the quarter ended June 30, 2015, and Form X-17A-5 for the quarter ended September 30, 2015 to the Total Revenue amount of $707,477 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2015, noting no exceptions.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2, other revenue not related either directly or indirectly to the securities business, of $683,971 to the supporting schedule provided by management, noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $23,506 and $59, respectively, of the Form SIPC-7, noting no exceptions.

b. Recalculated the mathematical accuracy of the supporting schedule provided by management, which was agreed to the deductions on line 2, other revenue not related either directly or indirectly to the securities business, of $683,971, noting no exceptions.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Franklin Templeton Financial Services Corp., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 12, 2015